Exhibit 99.1

Seanergy Maritime Announces Completion of Recent Initiatives to Increase Shareholders’ Value and Special Meeting of Shareholders on February 7, 2023

➢	Highlights of successfully completed initiatives in 2023 to date:
◾	Buyback of $8 million of Convertible Notes
◾	Buyback of Warrants to purchase 4 million shares
◾	Elimination of potential dilution by 10.7 million shares
➢	Securities buybacks of $35.5 million since December 2021
➢	CEO open market purchases of 300,000 shares
➢	Special General Shareholders Meeting on February 7, 2023, to approve a reverse stock split

January 20, 2023 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today an aggregate of $8.8 million of buybacks of its securities consisting of:

(i)	$8 million of its outstanding convertible note with 5.5% coupon and a conversion price of $1.20 per share (the “Note”), pursuant to the terms of the Note, and

(ii)
$0.8 million in 4,038,114 warrants at $0.2 per warrant, pursuant to the recently completed tender offer. The repurchased securities represent approximately 47% of the outstanding Class E Warrants to purchase an equal number of shares at an exercise price of $0.524 per share.

Moreover, Seanergy’s Chairman & CEO, Stamatis Tsantanis, has since August 2022 purchased 300,000 of the Company’s common shares in the open market.

The Company has also announced today that a Special General Shareholders Meeting will be held on February 7, 2023 to vote on a reverse stock split of its common shares at a ratio of not less than 1:8 and not more than 1:12.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“The additional buybacks we completed recently are another example of our shareholder rewarding initiatives that we have implemented successfully over the last 12 months. We have addressed decisively the legacy overhang on our share price, whilst generating savings in interest expenses. We continuously demonstrate our strong commitment to enhancing value for our shareholders.

“I have also accelerated my own open market purchases of Seanergy’s shares, with strong confidence in our Company’s prospects and the industry’s fundamentals, and I intend to continue demonstrating my support this way going forward.

“Concerning the reverse stock split proposal, the trading of our shares below or around Nasdaq’s minimum bid price levels is considered restrictive for certain larger investors that could otherwise invest in Seanergy. In addition to ensuring Nasdaq’s listing standards are met, we believe that eliminating trading uncertainties and consolidating the outstanding number of our common stock will be very beneficial for our shareholders and will also increase the investor outreach for our stock attracting fundamental, longer-term shareholders.

“We are excited to move forward stronger after addressing share-price related overhang and in conjunction with our significant recent progress in returning capital to our shareholders. This is attested by the $35.5 million in securities repurchases since December 2021, in combination with the $22.5 million in cash dividend distributions since April 2022.”

Buyback of Convertible Notes

On January 3, 2023, the Company repaid $8.0 million of the Note held by Jelco Delta Holding Corp. (“JDH”) at its face value, without any prepayment cost or additional consideration and in accordance with the terms of the Note. Based on an exercise price of $1.20 per share, the buyback has pre-empted potential dilution of 6.67 million shares. In addition, considering that the Note carries a fixed coupon of 5.5% p.a., the Company will realize annual interest savings of $440,000. There are approximately $3.2 million currently outstanding under the only remaining convertible note. Since December 2021, the Company has repurchased in total $31.95 million of its convertible notes held by JDH, preempting potential dilution of 26.63 million shares.

Buyback of Class E Warrants

Pursuant to the Tender Offer that was launched on November 30, 2022, the Company has bought back 47% of its outstanding Class E Warrants to purchase 4,038,114 million shares for a price of $807,623, or $0.20 per warrant. The exercise price of the Class E Warrants was $0.524 per share. Since December 2021, Seanergy has repurchased warrants to purchase 8,323,828 shares. Following these transactions, there are approximately 4.5 million Class E Warrants outstanding to purchase an equal number of shares.

Open Market Purchases by the CEO

Seanergy’s Chairman & CEO, Stamatis Tsantanis, has purchased in January 2023 an additional 250,500 of the Company’s common shares in the open market. Mr. Tsantanis has purchased in total 300,000 common shares of Seanergy in the open market since August 2022.

Summary of Repurchases:

The following table summarizes the Company’s repurchases of its securities and the price paid per share (including shares underlying convertible securities) since December 2021:

	Purchase price	Price per share		Shares		Month Executed
Warrants	$1,023,136	$0.939	**	4,285,714	*	Dec '21
Note 1	$200,000	$1.20		166,666	*	Dec '21
Note 3	$13,750,000	$1.20		11,458,333	*	Dec '21
Common Shares	$1,690,916	$0.993		1,702,103		Nov-Dec '21
Note 2	$5,000,000	$1.20		4,166,667	*	Jan '22
Note 2	$5,000,000	$1.20		4,166,667	*	Mar '22
Warrants	$807,623	$0.724	***	4,038,114	*	Jan '23
Note 2	$8,000,000	$1.20		6,666,667	*	Jan '23
Total / Average	$35,471,675			36,650,931

*Not issued: shares underlying convertible securities
**Including $0.70 warrant exercise price per share
***Including $0.524 warrant exercise price per share

Special General Meeting of Shareholders

Seanergy will hold a special general meeting of shareholders (the “Meeting”) at its executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece on February 7, 2023, at 6:00 p.m., local time, or 11:00 a.m. Eastern Time to approve a reverse stock split at a ratio of not less than 1:8 and not more than 1:12 with the exact ratio to be determined by the Company’s Board of Directors. Shareholders of record as of the close of business on January 19, 2023, are eligible to vote at the Meeting.

The reverse stock split is intended to bring the Company into compliance with the minimum bid price requirement for maintaining its listing on the Nasdaq Stock Market.

Additionally, a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and brokerage firms are reluctant to recommend lower-priced stocks to their clients.  By effecting a reverse stock split, the Company believes that it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors.  As such, the consolidation of the shares will prove beneficial for the Company and its shareholders.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon completion of the recently announced sale of two Capesize bulkers, the Company's operating fleet will consist of 16 Capesize vessels with an average age of 11.9 years and an aggregate cargo carrying capacity of approximately 2,846,965 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com